CHASE ISSUANCE TRUST

Class A(2005-13)

Transaction Summary

Issuer:	Chase Issuance Trust

Notes Offered:	Class A(2005-13)

Principal Amount:	$700,000,000

Interest Rate:	One Month LIBOR plus 0.04%

Expected Issuance Date:	December 20, 2005

First Interest Payment Date:	January 17, 2006

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	December 15, 2010

Legal Maturity Date:	February 15, 2013

Price to Public:	$700,000,000 (or 100.000%)

Underwriting Discount:	$1,575,000 (or 0.225%)

Proceeds to the Issuer:	$698,425,000 (or 99.775%)

Selling Concessions:	0.135%

Reallowance:	0.675%

Weighted Average Life:	4.986 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Anticipated Ratings: (Moody’s/Standard & Poor’s/Fitch)	Aaa/AAA/AAA

Lead Underwriter:	JP Morgan Securities Inc.

Co-Managers:	Merrill Lynch , Pierce, Fenner & Smith Incorporated Greenwich Capital Markets, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 834-4154 (call collect) or emailing Lizmary Rodriguez at lizmary.rodriguez@jpmorgan.com.